SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 5)
______________
TARO PHARMACEUTICAL INDUSTRIES LTD.
(Name of Subject Company (Issuer))
______________
ALKALOIDA CHEMICAL COMPANY EXCLUSIVE GROUP LTD.
(Name of Filing Person (Offeror))
a subsidiary of
SUN PHARMACEUTICAL INDUSTRIES LTD.

ORDINARY SHARES, NOMINAL (PAR) VALUE NIS 0.0001 PER SHARE
(Title of Class of Securities)

M8737E108
(CUSIP Number of Class of Securities)
______________
Mr. Harin P. Mehta
Director
Alkaloida Chemical Company Exclusive Group Ltd.
Kabay János u. 29, H-4440 Tiszavasari, The Republic of Hungary
+36-42-521-005
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of filing persons)
______________
Copy to:
Peter D. Lyons Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 (212) 848-4000	Aaron M. Lampert Naschitz, Brandes & Co. 5 Tuval Street Tel-Aviv 67897, Israel (972) 3-623-5000	Clifford M. J. Felig Meitar Liquornik Geva & Leshem Brandwein 16 Abba Hillel Silver Rd. Ramat Gan 52506, Israel (972) 3-610-3100

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**

$194,554,682.50	$7,646.00
*	Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $7.75, the per share tender offer price, by 25,103,830 shares.
**	Calculated as 0.00393% of the transaction value.
☑
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$7,800.00	Filing Party:	Alkaloida Chemical Company Exclusive Group Ltd.
Form or Registration No.:	Schedule TO	Date Filed:	June 30, 2008
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed on June 30, 2008, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 (as so amended, the “Schedule TO”) by Alkaloida Chemical Company Exclusive Group Ltd. (“Purchaser”), a Hungarian company and a subsidiary of Sun Pharmaceutical Industries Ltd. (“Sun”), an Indian company.  This Schedule TO relates to the offer by Purchaser to purchase all outstanding Ordinary Shares, nominal (par) value NIS 0.0001 per share, of Taro Pharmaceutical Industries Ltd. (the “Company”), an Israeli corporation, at a purchase price of $7.75 per Ordinary Share, net to the seller in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 30, 2008 and in the related Letter of Transmittal.  Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO.

Item 1.	Summary Term Sheet.

Item 1 of Schedule TO is hereby amended and supplemented as follows:

The responses to the question “What are the most significant conditions of the Offer?” and “What will happen if the conditions to the Offer are not satisfied?” in the “Summary Term Sheet” of the Offer to Purchase are hereby amended by adding, in each case, the following paragraph at the end thereof:

“On August 26, 2008, the Tel-Aviv District Court issued its decision on the STO Litigation, finding that we are not required to conduct a “special tender offer” under the Israeli Companies Law.  On August 27, 2008, we waived the following conditions to the Offer: (1) the Grantor Condition, (2) the approval from the Israel Land Administration of Purchaser’s acquisition of control of the Company as described above and (3) the approval from the Investment Center of the Israeli Ministry of Industry, Trade & Labor and from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade & Labor for Purchaser’s acquisition of shares of the Company pursuant to the Offer and the Option Agreement, described in Sections 14(e) and 15.  As of August 27, 2008, we are not aware of any other conditions that would not be satisfied if the Offer were to expire today.”

Items 4 and 11.	Terms of the Transaction and Additional Information.

Items 4 and 11 of Schedule TO is hereby amended and supplemented as follows:

Section 1 of the Offer to Purchase entitled “Terms of the Offer; Expiration Date” is hereby amended and supplemented as follows:

The following paragraph is hereby added to the end of the second paragraph of Section 1 of the Offer to Purchase:

“On August 27, 2008, Purchaser waived the following conditions to the Offer: (1) the Grantor Condition, (2) the approval from the Israel Land Administration of Purchaser’s acquisition of control of the Company and (3) the approval from the Investment Center of the Israeli Ministry of Industry, Trade & Labor and from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade & Labor for Purchaser’s acquisition of shares of the Company pursuant to the Offer and the Option Agreement.  In connection with the waiver, Sun announced that Purchaser had extended the Expiration Date of the Offer to 5:00 p.m., New York City time, on Wednesday, September 3, 2008.  The Offer had previously been scheduled to expire at 5:00 p.m., New York City time, on Tuesday, September 2, 2008.  As of 5:00 p.m., New York City time, on August 26, 2008, 3,627 Ordinary Shares had been tendered and not withdrawn from the Offer.”

The press release issued by Sun announcing the decision of the Tel-Aviv District Court on the STO Litigation is attached hereto as Exhibit (a)(5)(G).  The press release issued by Sun announcing the waiver of the conditions and the extension of the Offer is attached hereto as Exhibit (a)(5)(H).

Section 14 of the Offer to Purchase entitled “Certain Conditions of the Offer” is hereby amended and supplemented as follows:

The following paragraph is hereby added after the last paragraph of Section 14:

“On August 27, 2008, Purchaser waived the conditions under Section 14(a), (d) and (e).  As of August 27, 2008, Purchaser is not aware of any other conditions that would not be satisfied if the Offer were to expire today.”

Section 15 of the Offer to Purchase entitled “Certain Legal Matters and Regulatory Approvals” is hereby amended and supplemented as follows:

The following paragraph is hereby added after the last paragraph of Section 15(IV) entitled “Relevant Litigation”:

“On August 26, 2008, the Tel-Aviv District Court issued its decision on the STO Litigation, finding that Purchaser is not required to conduct a “special tender offer” under the Israeli Companies Law.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and restated as follows:

(a)(1)(A)	Offer to Purchase dated June 30, 2008.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

*	Previously filed.

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G)	Declaration Form (“Declaration of Status for Israeli Income Tax Purposes”).*

(a)(5)(A)	Summary Advertisement as published in The Wall Street Journal on June 30, 2008.*

(a)(5)(B)
Text of Press Release issued by Sun on June 25, 2008, incorporated by reference to the Statement on Schedule 13D (including exhibits), originally filed by Sun, Sun Pharma Global Inc. and Purchaser, with respect to the Ordinary Shares, par value NIS 0.0001 per share of the Company, with the U.S. Securities and Exchange Commission (the “Original Schedule 13D”); the Amendment No. 1 to the Original Schedule 13D, filed on July 25, 2007 (the “Amendment No. 1”); the Amendment No. 2 to the Original Schedule 13D, filed on August 2, 2007 (the “Amendment No. 2”); the Amendment No. 3 to the Original Schedule 13D, filed on February 19, 2008 (the “Amendment No. 3”); the Amendment No. 4 to the Original Schedule 13D, filed on May 29, 2008 (the “Amendment No. 4”); the Amendment No. 5 to the Original Schedule 13D, filed on June 5, 2008 (the “Amendment No. 5”); the Amendment No. 6 to the Original Schedule 13D, filed on June 24, 2008; the Amendment No. 7 to the Original Schedule 13D, filed on June 25, 2008 (the “Amendment No. 7”, together with the Original Schedule 13D, the Amendment No. 1, the Amendment No. 2, the Amendment No. 3, the Amendment No. 4, the Amendment No. 5 and the Amendment No. 6, the “Schedule 13D”) and by reference to Statement on Schedule TO filed by Purchaser on June 25, 2008.*

(a)(5)(C)	Text of Press Release issued by Purchaser on June 30, 2008.*

(a)(5)(D)	Text of Press Release issued by Purchaser on July 14, 2008.*

(a)(5)(E)	Text of Press Release issued by Sun on July 30, 2008.*

(a)(5)(F)	Text of Press Release issued by Sun on August 13, 2008.*

(a)(5)(G)	Text of Press Release issued by Sun on August 27, 2008.

(a)(5)(H)	Text of Press Release issued by Sun on August 27, 2008.

(b)	Not applicable.

(d)(A)	Agreement of Merger, dated as of May 18, 2007, among Purchaser, Aditya Acquisition Company Ltd. and the Company, incorporated by reference to the Schedule 13D.*

(d)(B)	Amendment No. 1 to Agreement of Merger, dated as of July 23, 2007, among Purchaser, Aditya Acquisition Company Ltd. and the Company, incorporated by reference to the Schedule 13D.*

(d)(C)
Option Letter Agreement, dated as of May 18, 2007, among Taro Development Corporation, Barrie Levitt, Tal Levitt, Daniel Moros, Jacob Levitt and Purchaser, incorporated by reference to the Schedule 13D.*

(d)(D)	Share Purchase Agreement, dated as of May 18, 2007, among Purchaser and the Company, incorporated by reference to the Schedule 13D.*

(d)(E)
Agreement and Plan of Merger, dated as of May 18, 2007, among Sun Pharmaceutical Industries, Inc., Sun Development Corporation I, Taro Development Corporation, Barrie Levitt and Daniel Moros, incorporated by reference to the Schedule 13D.*

(d)(F)	Voting Agreement, dated as of May 18, 2007, between Purchaser and Barrie Levitt.*

(d)(G)	Voting Agreement, dated as of May 18, 2007, between Purchaser and Daniel Moros.*

(d)(H)	Voting Agreement, dated as of May 18, 2007, between Purchaser and Tal Levitt.*

(d)(I)	Voting Agreement, dated as of May 18, 2007, between Purchaser and Taro Development Corporation.*

(d)(J)	Voting Agreement, dated as of May 18, 2007, between Purchaser and Morley & Company, Inc.*

(d)(K)	Voting Agreement, dated as of May 18, 2007, between Sun Pharmaceutical Industries, Inc. and Barrie Levitt.*

(d)(L)	Voting Agreement, dated as of May 18, 2007, between Sun Pharmaceutical Industries, Inc. and Daniel Moros.*

(d)(M)	Voting Agreement, dated as of May 18, 2007, between Sun Pharmaceutical Industries, Inc. and Tal Levitt.*

(d)(N)	Voting Agreement, dated as of May 18, 2007, between Sun Pharmaceutical Industries, Inc. and Jacob Levitt.*

(d)(O)	Warrant, dated as of May 18, 2007, issued by the Company to Sun, incorporated by reference to the Schedule 13D.*

(d)(P)	Warrant No. 2, dated as of August 1, 2007, issued by the Company to Sun, incorporated by reference to the Schedule 13D.*

(d)(Q)	Registration Rights Agreement, dated as of May 18, 2007, between the Company and Purchaser, incorporated by reference to the Schedule 13D.*

(d)(R)	Assignment and Assumption Agreement, dated as of June 24, 2008, between Purchaser and Sun, incorporated by reference to Schedule 13D.*

(d)(S)	Irrevocable Trust Agreement, dated as of June 29, 2008, between Purchaser and Ubank Trust Company Ltd.*

(g)	Not applicable.

(h)	Not applicable.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 27, 2008

ALKALOIDA CHEMICAL COMPANY EXCLUSIVE GROUP LTD.

By:	/s/ Harin Mehta
	Name:	Mr. Harin Mehta
	Title:	Director

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 27, 2008

SUN PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Sudhir V. Valia
	Name:	Mr. Sudhir V. Valia
	Title:	Director

EXHIBIT INDEX

Exhibit
No.

(a)(1)(A)	Offer to Purchase dated June 30, 2008.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G)	Declaration Form (“Declaration of Status for Israeli Income Tax Purposes”).*

(a)(5)(A)	Summary Advertisement as published in The Wall Street Journal on June 30, 2008.*

(a)(5)(B)
Text of Press Release issued by Sun on June 25, 2008, incorporated by reference to the Statement on Schedule 13D (including exhibits), originally filed by Sun, Sun Pharma Global Inc. and Purchaser, with respect to the Ordinary Shares, par value NIS 0.0001 per share of the Company, with the U.S. Securities and Exchange Commission (the “Original Schedule 13D”); the Amendment No. 1 to the Original Schedule 13D, filed on July 25, 2007 (the “Amendment No. 1”); the Amendment No. 2 to the Original Schedule 13D, filed on August 2, 2007 (the “Amendment No. 2”); the Amendment No. 3 to the Original Schedule 13D, filed on February 19, 2008 (the “Amendment No. 3”); the Amendment No. 4 to the Original Schedule 13D, filed on May 29, 2008 (the “Amendment No. 4”); the Amendment No. 5 to the Original Schedule 13D, filed on June 5, 2008 (the “Amendment No. 5”); the Amendment No. 6 to the Original Schedule 13D, filed on June 24, 2008; the Amendment No. 7 to the Original Schedule 13D, filed on June 25, 2008 (the “Amendment No. 7”, together with the Original Schedule 13D, the Amendment No. 1, the Amendment No. 2, the Amendment No. 3, the Amendment No. 4, the Amendment No. 5 and the Amendment No. 6, the “Schedule 13D”) and by reference to Statement on Schedule TO filed by Purchaser on June 25, 2008.*

(a)(5)(C)	Text of Press Release issued by Purchaser on June 30, 2008.*

*	Previously filed.

(a)(5)(D)	Text of Press Release issued by Purchaser on July 14, 2008.*

(a)(5)(E)	Text of Press Release issued by Sun on July 30, 2008.*

(a)(5)(F)	Text of Press Release issued by Sun on August 13, 2008.*

(a)(5)(G)	Text of Press Release issued by Sun on August 27, 2008.

(a)(5)(H)	Text of Press Release issued by Sun on August 27, 2008.

(b)	Not applicable.

(d)(A)	Agreement of Merger, dated as of May 18, 2007, among Purchaser, Aditya Acquisition Company Ltd. and the Company, incorporated by reference to the Schedule 13D.*

(d)(B)	Amendment No. 1 to Agreement of Merger, dated as of July 23, 2007, among Purchaser, Aditya Acquisition Company Ltd. and the Company, incorporated by reference to the Schedule 13D.*

(d)(C)
Option Letter Agreement, dated as of May 18, 2007, among Taro Development Corporation, Barrie Levitt, Tal Levitt, Daniel Moros, Jacob Levitt and Purchaser, incorporated by reference to the Schedule 13D.*

(d)(D)	Share Purchase Agreement, dated as of May 18, 2007, among Purchaser and the Company, incorporated by reference to the Schedule 13D.*

(d)(E)
Agreement and Plan of Merger, dated as of May 18, 2007, among Sun Pharmaceutical Industries, Inc., Sun Development Corporation I, Taro Development Corporation, Barrie Levitt and Daniel Moros, incorporated by reference to the Schedule 13D.*

(d)(F)	Voting Agreement, dated as of May 18, 2007, between Purchaser and Barrie Levitt.*

(d)(G)	Voting Agreement, dated as of May 18, 2007, between Purchaser and Daniel Moros.*

(d)(H)	Voting Agreement, dated as of May 18, 2007, between Purchaser and Tal Levitt.*

(d)(I)	Voting Agreement, dated as of May 18, 2007, between Purchaser and Taro Development Corporation.*

(d)(J)	Voting Agreement, dated as of May 18, 2007, between Purchaser and Morley & Company, Inc.*

(d)(K)	Voting Agreement, dated as of May 18, 2007, between Sun Pharmaceutical Industries, Inc. and Barrie Levitt.*

(d)(L)	Voting Agreement, dated as of May 18, 2007, between Sun Pharmaceutical Industries, Inc. and Daniel Moros.*

(d)(M)	Voting Agreement, dated as of May 18, 2007, between Sun Pharmaceutical Industries, Inc. and Tal Levitt.*

(d)(N)	Voting Agreement, dated as of May 18, 2007, between Sun Pharmaceutical Industries, Inc. and Jacob Levitt.*

(d)(O)	Warrant, dated as of May 18, 2007, issued by the Company to Sun, incorporated by reference to the Schedule 13D.*

(d)(P)	Warrant No. 2, dated as of August 1, 2007, issued by the Company to Sun, incorporated by reference to the Schedule 13D.*

(d)(Q)	Registration Rights Agreement, dated as of May 18, 2007, between the Company and Purchaser, incorporated by reference to the Schedule 13D.*

(d)(R)	Assignment and Assumption Agreement, dated as of June 24, 2008, between Purchaser and Sun, incorporated by reference to Schedule 13D.*

(d)(S)	Irrevocable Trust Agreement, dated as of June 29, 2008, between Purchaser and Ubank Trust Company Ltd.*

(g)	Not applicable.

(h)	Not applicable.